Exhibit 99(a)(1)(M)

Date:	December 13, 2007

To:	All Canadian Employees

From:	Sean Smith

Re:	IKON Tender Offer

As set forth in Matt Espe's November 21, 2007 message, IKON Office Solutions, Inc. is currently in the process of purchasing up to $295 million of its common stock, through a modified "Dutch Auction" self-tender offer ("Tender Offer").

Full details of the Tender Offer appear in the Offer to Purchase and related documents filed with the United States Securities and Exchange Commission on November 21, 2007, as subsequently amended.

This communication is to inform Canadian employees who hold positions in the IKON Stock Fund investment option of the IKON Canada Pension Savings Plan that their deadline to participate in the Tender Offer has been extended to 12:00 noon, New York City time, on Monday, December 17, 2007.

If you have any questions regarding the Tender Offer, please contact D. F. King & Co., Inc., the Information Agent for the Offer, toll-free, at 1-800-735-3107.

This message is intended for an internal audience only.